

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2022

Willie Chiang
Chairman of the Board and Chief Executive Officer
PLAINS GP HOLDINGS, L.P.
333 Clay Street, Suite 1600
Houston, Texas 77002

> **Re: PLAINS GP HOLDINGS, L.P.**
> **Registration Statement on Form S-3**
> **Filed December 16, 2022**
> **File No. 333-268843**

Dear Willie Chiang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Oelman, Esq.